UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2003.

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____________ to _____________

Commission File Number 1-13102

A.	Full title of the Plan:

FIRST INDUSTRIAL, L.P. 401 (K) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST INDUSTRIAL REALTY TRUST, INC.
311 S. Wacker Drive, Suite 4000, Chicago, Illinois 60606

REQUIRED INFORMATION

FINANCIAL STATEMENTS:

Item 4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) are attached hereto. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

First Industrial, L.P. 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

TABLE OF CONTENTS

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Supplemental Schedule

Schedule I: Schedule H, line 4i - Schedule of Assets (Held at End of Year)	10

Note:	Supplemental schedules required by the Employee Retirement Income Security Act of 1974 (“ERISA”) not included as part of these statements are not applicable to the First Industrial, L.P. 401(k) Plan.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
      First Industrial, L.P. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the First Industrial, L.P. 401(k) Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
June 11, 2004

First Industrial, L.P. 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Cash	$—	$24,259
Investments at fair value (see Note 3)	9,780,375	6,145,793
Participant loans	168,595	100,044
Employer contribution receivable	107,935	99,100

Net assets available for benefits	$10,056,905	$6,369,196

The accompanying notes are an integral part of these financial statements.

First Industrial, L.P. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003 and 2002

	2003	2002
Additions
Additions to net assets attributed to investment income:
Interest and dividends	$206,011	$151,916
Interest from participant loans	10,564	9,953

	216,575	161,869

Contributions:
Participant	2,091,446	1,561,223
Employer	107,935	99,100

	2,199,381	1,660,323

Net appreciation (depreciation) in fair value of investments (see Note 3)	1,672,610	(1,021,899)

Total additions	4,088,566	800,293

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	399,396	786,103
Administrative expenses	1,461	852

Total deductions	400,857	786,955

Net additions	3,687,709	13,338
Net assets available for benefits:
Beginning of year	6,369,196	6,355,858

End of year	$10,056,905	$6,369,196

The accompanying notes are an integral part of these financial statements.

First Industrial, L.P. 401(k) Plan

Notes to Financial Statements
December 31, 2003 and 2002

1.	Plan Description

The following description of the First Industrial, L.P. 401(k) Plan (the “Plan”) is intended to provide only general information. Participants should refer to the Plan agreement and the summary Plan description for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan which was established on January 1, 1995, and is administered by First Industrial, L.P. (the “Employer”). The assets of the Plan are managed and administered under the terms of an agreement between the Employer and the trustee, Fidelity Management Trust Company (the “Trustee”). The Trustee is responsible for the investment of such assets and the accounting for all related receipts and disbursements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility
All employees who have reached age 21 are eligible to participate in the Plan on the first day of the month following the first 30 days of his or her employment.

Contributions
Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participant contributions may also include rollovers, which represent transfers of participant account balances previously held in the former employer’s qualified plans.

Each year, the Employer will determine the amount, if any, which will be contributed to the Plan, however participant contributions in excess of 6% of pretax annual compensation, as defined in the Plan, are not matched by the Employer. The participant must be employed as of the last day of the Plan year to be eligible for any matching contributions made for that Plan year.

In no event shall the contributions credited to a participant’s account for any Plan year, either separately or when combined with the Employer contributions, exceed the allowable deduction for federal income tax purposes.

Participant Accounts
Each participant’s account is credited with that participant’s contributions and allocations of a) the Employer contribution, if any, and b) Plan earnings. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The net investment gain or loss for each of the investment assets is allocated daily to each participant’s elective accounts in the proportion to which each such account bears to the total of all such asset accounts.

Vesting
All participant and Employer contributions and earnings thereon are fully and immediately vested.

Participant Loans
Within the limits of Internal Revenue Service (“IRS”) regulations, which change from time-to-time, a loan may be requested for any reason by a participant.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

The minimum loan is $1,000. The maximum loan is generally limited to the lesser of:

(1)	50% of the participant’s vested account balance, or

(2)	$50,000, minus the highest outstanding loan balance in the prior 12 months.

The loan repayment period is set at a maximum of 5 years except in the case of a loan for the purpose of acquiring a principal residence, in which case the loan may be repaid over 10 years. Participants may only have one loan outstanding at any time. The Plan administrator sets the rate of interest which, in general, approximates the prevailing interest rates charged by lending institutions for loans which would be made under similar circumstances. The interest rate remains fixed throughout the duration of the loan. Upon termination with the Employer, the loan is due immediately. Outstanding loan balances may be paid off at any time while employed by the Employer; partial pre-payments are not permitted.

Payment of Benefits

Upon termination of service due to death, disability, and retirement or due to other reasons, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his/her account or be paid in periodic payments if the account balance exceeds $5,000. If a participant terminated employment and the account balance is less than $5,000, a lump sum payment will be made unless the participant chooses to make a direct rollover into another eligible retirement plan. The participant is required by law to receive a minimum required distribution from the Plan, unless he/she is a 5% owner of the Employer, no later than April 1 following the year he/she reaches 70 ½ years old. A 5% owner of the Employer must receive a minimum distribution no later than April 1, of the calendar year following the calendar year he/she turns 70 ½ years old.

Administrative Expenses

Certain professional fees and administrative expenses incurred in connection with the Plan are paid by the Employer. Loan processing fees are paid by the participant and deducted from their Plan assets.

Significant Plan Amendments

Effective November 1, 2002, the board of directors approved the addition of First Industrial Realty Trust, Inc. (“First Industrial”) common stock as a 401(k) investment option. First Industrial is the sole general partner of the Employer.

2.	Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation of Investments

Shares of registered investment companies are stated at fair value as determined by quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Through the collective trust fund, the Plan has entered into short and long-term investment contracts issued by insurance companies (GICs), investment contracts issued by commercial banks (BICs), synthetic investment contracts, comprising underlying assets (typically fixed-income securities or bond funds) and a “wrapper” contract issued by a third party, and cash equivalents represented by units of money market portfolio. Investments in GICs, BICs and synthetic investment contracts are

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

valued at their estimated fair values as reported to the Plan from the Trustee, which is equivalent to contract value representing invested principal plus accrued interest. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with synthetic investments contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.47% and 5.14% for the years ended December 31, 2003 and 2002, respectively.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Unrealized appreciation (depreciation) in fair value of investments is the difference between the fair value and the cost of the investment. Purchases and sales of investments are reflected on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Loans

Participant loans are stated at amortized cost. Differences, if any, from fair value are not considered material in relation to net assets. At December 31, 2003 and 2002, there were no loans in default that exceeded the participants’ vested account balances.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stock and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Reclassification

Certain 2002 amounts have been reclassified to conform to the 2003 presentation.

3.	Investments

The investment assets of the Plan as of December 31, 2003 and 2002 were held, and all transactions therein were executed, by the Trustee, under terms of the trust agreement.

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

Participants in the Plan may direct the Trustee to invest their account balances in one or more of 15 funds as well as shares of First Industrial common stock. The following is a summary of those investments held at December 31, 2003 and 2002 that individually exceed five percent of net assets available for benefits:

	2003	2002
Fidelity Managed Income Portfolio	$744,641	$570,060
Fidelity Balanced Fund	800,155	499,736
Fidelity Equity-Income Fund	922,378	557,738
Fidelity Spartan U.S. Equity Index Fund	1,593,206	1,029,245
Fidelity Dividend Growth Fund	1,242,794	822,894
Baron Asset Fund	800,389	455,931
Fidelity Freedom 2010 Fund	551,685	409,435
Fidelity Diversified International Fund	751,903	368,882
Fidelity Real Estate Investment Portfolio	568,094	—
Fidelity US Bond Index Fund	—	321,703

During 2003, the Plan’s common stock and registered investment funds (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $57,914 and $1,614,696, respectively. During 2002, the Plan’s common stock and registered investment funds (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(10,226) and $(1,011,673), respectively.

4.	Plan Termination

Although the Employer has reserved the right to amend or terminate the Plan, it was established with the intention that the Plan and the payment of contributions will be indefinite. Each participant or beneficiary, as the case may be, is entitled to receive any amounts credited to his or her accounts in the Plan, provided that the Employer is not required to effect such distribution until written evidence of approval of such termination and distribution has been received from the Commissioner of the IRS. Presently, there is no intention on part of the Employer to terminate the Plan.

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of payments to the participants per the financial statements to the Form 5500:

Payments to the participants per the financial statements	$399,396
Add: Claims payable at December 31, 2003	—
Less: Claims payable at December 31, 2002	(24,686)

Payments to the participants per the 2003 Form 5500	$374,710

Payments to the participants per the financial statements	$786,103
Add: Claims payable at December 31, 2002	24,686
Less: Claims payable at December 31, 2001	(706)

Payments to the participants per the 2002 Form 5500	$810,083

The following is a reconciliation of net assets available for benefits at December 31, 2002 per the financial statements to the 2002 Form 5500:

Net assets available for benefits per the financial statements	$6,369,196
Claims payable	(24,686)

Net assets available for benefits per the 2002 Form 5500	6,344,510

First Industrial, L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

6.	Tax Status

The Plan is based on a prototype trust from the Trustee which received a favorable determination letter with the IRS. However, the Plan administrator has filed for a determination letter with the IRS for the Plan. The Plan administrator believes that the Plan is designed and is currently being operated in accordance with the requirements of Section 401(a) of the Internal Revenue Code. Therefore, no provision for income taxes has been recorded by the Plan.

7.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee and common stock of First Industrial. Therefore, these transactions qualify as party-in-interest transactions.

Administrative expenses paid by the Plan for the year ended December 31, 2003 and 2002 were $1,461 and $852, respectively. Expenses paid by the Employer to the Trustee for recordkeeping and investment management services were $42,055 and $20,976 for the year ended December 31, 2003 and 2002, respectively.

SUPPLEMENTAL SCHEDULE

First Industrial, L.P. 401(k) Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

	(c) Description of investment
(b) Identity of issue, borrow, lessor or	including maturity date, rate of		(e) Current
(a) similar party	interest, collateral, par, or maturity value	(d) Cost**	Value
* First Industrial Realty Trust, Inc.	Common Stock		$357,927
* Fidelity Managed Income Portfolio	Collective Trust		744,641
* Fidelity U.S. Bond Index Fund	Registered Investment Fund		347,797
* Fidelity Balanced Fund	Registered Investment Fund		800,155
* Fidelity Equity-Income Fund	Registered Investment Fund		922,378
* Fidelity Real Estate Investment Portfolio	Registered Investment Fund		568,094
* Fidelity Spartan U.S. Equity Index Fund	Registered Investment Fund		1,593,206
* Fidelity Dividend Growth Fund	Registered Investment Fund		1,242,794
* Baron Asset Fund	Registered Investment Fund		800,389
* Fidelity Freedom Income Fund	Registered Investment Fund		80,782
* Fidelity Freedom 2000 Fund	Registered Investment Fund		51,317
* Fidelity Freedom 2010 Fund	Registered Investment Fund		551,685
* Fidelity Freedom 2020 Fund	Registered Investment Fund		429,512
* Fidelity Freedom 2030 Fund	Registered Investment Fund		498,053
* Fidelity Freedom 2040 Fund	Registered Investment Fund		39,742
* Fidelity Diversified International Fund	Registered Investment Fund		751,903
Participant loans	Loans to Participants		168,595
	(maturities range from 1 to 10
	years, interest rates range from
	6.75% to 9.50%).

			$9,948,970

*   Denotes party in interest.

** Cost information may be omitted with respect to participant or beneficiary directed transactions.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan (the “Plan Administrators”)) has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FIRST INDUSTRIAL, L.P. 401 (K) Plan

	By:	FIRST INDUSTRIAL, L.P., as Plan Administrator

	By:	FIRST INDUSTRIAL REALTY TRUST, INC, as
sole general partner of First Industrial, L.P.

Date: June 24, 2004	By:	/s/ SCOTT A. MUSIL

Scott A. Musil Senior Vice President- Controller (Chief Accounting Officer)

EXHIBIT INDEX

Exhibit No.
23	Consent of PricewaterhouseCoopers LLP